March 30, 2016

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549-4631

Re:	Your Letter Dated March 9, 2016 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Year Ended October 2, 2015
Filed November 24, 2015 (the “2015 Form 10-K”)

Dear Mr. Cash:

Thank you for your letter of March 9. I assure you that Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate Staff’s comments as well as the opportunity this process provides to improve the content of our public filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the above referenced filings, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

We provide the following responses to Staff’s comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Staff’s comments are presented first in italicized text with our responses immediately following.

Controls and Procedures, page 54

Management’s Annual Report on Internal Control Over Financial Reporting, page 54

1. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

RESPONSE:

The criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that the Company followed in performing its assessment of internal control over financial reporting as of October 2, 2015 was the 2013 Framework, and we will include this information in our future filings with the Commission.

Financial Statements

9. Income Taxes, page F-31

2. Based on your income tax footnote disclosures, it appears that there is a significant disparity in the effective tax rates of your domestic and international operations. In this regard, we also note that although your foreign earnings before taxes declined from $253.4 million in 2014 to $146.4 million in 2015, the tax differential of foreign earnings increased from $(8.8 million) in 2014 to $(60.1 million) in 2015. Please revise your discussion herein or in Management’s Discussion and Analysis to address why your tax differential on foreign earnings increased disproportionately to your decrease in pre-tax foreign earnings. We note your disclosure in page 48 which discusses the reasons for the decline in your effective tax rate, including the $23.1 million tax benefit related to the 2015 Inter-company Debt Refinancing. However, based on the reconciliation you have presented on page F-32, it appears that this discussion should be expanded. If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results. If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expected these changes to continue. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

RESPONSE:

The Company’s consolidated income tax expense decreased significantly in fiscal 2015 when compared to fiscal 2014. The primary reason for the decrease was a reduction in foreign income tax expense.

Although we conduct operations in those geographic areas listed in Note 1 to Notes to Consolidated Financial Statements, the more significant non-U.S. operations include Australia, Canada, India, Ireland, Netherlands, Saudi Arabia, and the United Kingdom. During fiscal 2015, there were no significant changes in the geographical mix of income or tax structures that would have caused a disproportionate year-over-year tax differential.

The $51.3 million change in the effect on our consolidated income tax expense relating to the foreign tax differential in fiscal 2015 when compared to fiscal 2014 was primarily the result of certain discrete tax items described below:

•	A tax deductible foreign currency loss was incurred as part of a 2015 Inter-company Debt Refinancing plan in the Company’s Asia-Pacific operations. The tax benefit as disclosed in the 2015 10-K was $23.1 million;

•	The Company had a discrete adjustment relating to certain European deferred tax assets which resulted in a non-recurring tax expense in fiscal year 2014 of $18.3 million; and,

•	The Company had recorded a valuation allowance against certain European deferred tax assets which resulted in a non-reoccurring tax expense in fiscal year 2014 of $11.7 million.

In describing the decrease in our effective tax rate from fiscal 2014 to fiscal 2015, we disclosed on page 48 of the 2015 Form 10-K, “The Company’s effective income tax rate for fiscal 2015 declined to 23.5% from 35.1% in fiscal 2014. The decrease was primarily the result of the $23.1 million, or $0.18 per share, tax benefit related to the 2015 Inter-company Debt Refinancing discussed earlier. Also contributing to the decrease in the tax rate when compared to prior year were the benefits realized by other, individually insignificant discrete and non-discrete items realized in the third and fourth quarters of fiscal 2015.”

In our business, discrete items affecting our consolidated tax expense occur frequently and are viewed by us as “ordinary course of business”-type items. The Inter-company Debt Refinancing transaction, however, was unusual and not indicative of the Company’s normal financial performance. Therefore, additional disclosure was provided. We intended the last sentence in the paragraph cited above to address the types of discrete items described in the second and third bullet items listed above, which we view as occurring in the normal course of business.

Nevertheless, we agree with Staff’s comment and will provide a more comprehensive discussion of elements affecting the comparability of the items listed in the rate reconciliation table in the future. Accordingly, please see the revised disclosure in Appendix A that will be included in the Company’s Fiscal 2016 Annual Report on Form 10-K. The Company will make similar disclosures in any interim period where the discrete items described above are present in the comparable period financial statements.

We hope this response has addressed all of Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President
Chief Financial Officer

Appendix A

The Company’s effective income tax rate for fiscal 2015 declined to 23.5% from 35.1% in fiscal 2014. Contributing to the decrease was a $23.1 million, or $0.18 per share, tax benefit related to the 2015 Inter-company Debt Refinancing discussed earlier. Also contributing to the decrease in the tax rate when compared to the prior year were the benefits realized by other, individually insignificant discrete and non-discrete items realized in the third and fourth quarters of fiscal 2015.

The Company’s foreign pre-tax earnings were down $106.8 million in fiscal 2015 when compared to fiscal 2014. There were no significant changes in the geographical mix of income or tax structures that would have caused a disproportionate year-over-year tax differential. As such, there was only a small foreign tax rate differential in fiscal 2015 when compared to fiscal 2014.

The Company experienced an incremental decrease in foreign tax expense of $51.4 million in fiscal 2015 when compared to fiscal 2014. In addition to the effects of the fiscal 2015 Inter-company Debt Refinancing discussed above, the Company had discrete adjustments in fiscal 2014 related to certain European deferred tax assets which resulted in a non-recurring tax expense of $18.3 million and a valuation allowance recorded against certain European deferred tax assets which resulted in a non-recurring tax expense of $11.7 million.